UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

On Holding AG

(Name of Issuer)

Class A ordinary shares, par value CHF 0.10 per share

(Title of Class of Securities)

682189105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682189105	13G	Page 2 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER -0- (See Item 4)
	6	SHARED VOTING POWER 20,604,166 Class A ordinary shares (See Item 4)
	7	SOLE DISPOSITIVE POWER -0- (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,604,166 Class A ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.28% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 282,973,630 Class A Ordinary Shares issued and outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 682189105	13G	Page 3 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited partnership.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 10,068,333 Class A ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 10,068,333 Class A ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,068,333 Class A ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.56% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 282,973,630 Class A Ordinary Shares issued and outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 682189105	13G	Page 4 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited partnership.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 10,068,333 Class A ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 10,068,333 Class A ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,068,333 Class A ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.56% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 282,973,630 Class A Ordinary Shares issued and outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 682189105	13G	Page 5 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes Secondary Holdings I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited partnership.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 467,500 Class A ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 467,500 Class A ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,500 Class A ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.17% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 282,973,630 Class A Ordinary Shares issued and outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 682189105	13G	Page 6 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 10,068,333 Class A ordinary shares (See Item 4)
	6	SHARED VOTING POWER 467,500 (See Item 4)
	7	SOLE DISPOSITIVE POWER 10,068,333 Class A ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 467,500 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,535,833 Class A ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.72% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 282,973,630 Class A Ordinary Shares issued and outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 682189105	13G	Page 7 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes GP IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 10,068,333 Class A ordinary shares (See Item 4)
	6	SHARED VOTING POWER 467,500 Class A ordinary shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 10,068,333 Class A ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 467,500 Class A ordinary shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,535,833 Class A ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.72% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 282,973,630 Class A Ordinary Shares issued and outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 682189105	13G	Page 8 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes Secondary Holdings GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 467,500 Class A ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 467,500 Class A ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,500 Class A ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.17% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 282,973,630 Class A Ordinary Shares issued and outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022

CUSIP No. 682189105	13G	Page 9 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth A. Fox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 20,657,916 Class A ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 20,657,916 Class A ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,657,916 Class A ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.30% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 282,973,630 Class A Ordinary Shares issued and outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 682189105	13G	Page 10 of 15

Item 1.

(a)	Name of Issuer:

On Holding AG (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Pfingstweidstrasse 106

8005 Zürich, Switzerland

Item 2.

(a)	Name of Person Filing:

(i) Stripes III, LP is a Delaware limited partnership (“Stripes III”). Stripes III is controlled by its general partner, Stripes GP III, LLC (“Stripes GP III”), which is controlled by its managing member, Stripes Holdings, LLC (“Stripes Holdings”). Kenneth A. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over the shares held by Stripes III.

(ii) Stripes IV, LP is a Delaware limited partnership (“Stripes IV”). Stripes IV is controlled by its general partner, Stripes GP IV, LLC (“Stripes GP IV), which is controlled by its managing member, Stripes Holdings. Kenneth A. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over the shares held by Stripes IV.

(iii) Stripes Secondary Holdings I, LP (“Stripes Secondary Holdings”) is a Delaware limited partnership. Stripes Secondary Holdings is controlled by its general partner, Stripes Secondary Holdings GP I, LLC (“Stripes Secondary Holdings GP”) , which is controlled by Stripes GP III and Stripes GP IV. Stripes GP III and Stripes GP IV are controlled by Stripes Holdings. Kenneth A. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over the shares held by Stripes Secondary Holdings.

(iv) Stripes GP III is the general partner of Stripes III and has sole voting and dispositive power over the shares held by Stripes III. Stripes GP III and Stripes GP IV control Stripes Secondary Holdings GP, the general partner of Stripes Secondary Holdings, and may be deemed to share voting and dispositive control over the shares held by Stripes Secondary Holdings.

(v) Stripes GP IV is the general partner of Stripes IV and has sole voting and dispositive power over the shares held by Stripes IV. Stripes GP III and Stripes GP IV control Stripes Secondary Holdings GP, the general partner of Stripes Secondary Holdings, and may be deemed to share voting and dispositive control over the shares held by Stripes Secondary Holdings.

(vi) Stripes Secondary Holdings GP is the general partner of Stripes Secondary Holdings and has sole voting and dispositive power over the shares held by Stripes Secondary Holdings.

(vii) Stripes Holdings is the managing member of Stripes GP III and Stripes GP IV and may be deemed to have voting power over the shares held by Stripes III, Stripes IV and Stripes Secondary Holdings.

CUSIP No. 682189105	13G	Page 11 of 15

(viii) Kenneth A. Fox (together with Stripes III, Stripes IV, Stripes Secondary Holdings, Stripes GP III, Stripes GP IV, Stripes Secondary Holdings GP and Stripes Holdings, the “Reporting Persons”) is the managing member of Stripes Holdings, which controls Stripes GP III and Stripes GP IV, which control Stripes Secondary Holdings GP, and may be deemed to have sole voting and dispositive control over the shares held by Stripes III, Stripes IV and Stripes Holding. Mr. Fox also owns shares in his capacity as a member of the board of directors of the Issuer.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is:

c/o Stripes, LLC

40 10th Avenue

New York, NY 10014

(c)	Citizenship:

Each of Stripes III, Stripes IV and Stripes Secondary Holdings is a Delaware limited partnership. Each of Stripes GP III, Stripes GP IV, Stripes Secondary Holdings GP and Stripes Holdings is a Delaware limited liability company. Kenneth A. Fox is a citizen of the United States.

(d)	Title of Class of Securities:

Class A ordinary shares, par value CHF 0.10 per share (“Class A Ordinary Shares”), of the Issuer.

(e)	CUSIP Number:

682189105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 682189105	13G	Page 12 of 15

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

Item 4.	Ownership.

The following information is provided as of December 31, 2022:

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Class A Ordinary Shares of the Issuer, as of December 31, 2022, are incorporated herein by reference. Mr. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over 20,657,916 Class A Ordinary Shares, consisting of (i) 10,068,333 Class A Ordinary Shares held by Stripes III, (ii) 10,068,333 Class A Ordinary Shares held by Stripes IV, (iii) 467,500 Class A Ordinary Shares held by Stripes Secondary Holdings and (iv) 53,750 Class A Ordinary Shares held by Mr. Fox in his capacity as a member of the board of directors of the Issuer. As general partner of Stripes III, Stripes GP III has sole voting and dispositive power over the shares held by Stripes III. As general partner of Stripes IV, Stripes GP IV has sole voting and dispositive power over the shares held by Stripes IV. As general partner of Stripes Secondary Holdings, Stripes Secondary Holdings GP has sole voting and dispositive power over the shares held by Stripes Secondary Holdings. Stripes GP III and Stripes GP IV control Stripes Secondary Holdings GP and are deemed to share voting and dispositive power over the shares held by Stripes Secondary Holdings. As managing member of each of Stripes GP III and Stripes GP IV, Stripes Holdings is deemed to share in the voting power over the shares held by Stripes III, Stripes IV and Stripes Secondary Holdings.

Stripes III, Stripes IV and Stripes Secondary Holdings acquired Class A Ordinary Shares of the Issuer in several installments between December 13, 2017 and August 26, 2020. The Class A Ordinary Shares were registered in an initial public offering that occurred on September 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

CUSIP No. 682189105	13G	Page 13 of 15

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of members of the Group.

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 682189105	13G	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of Stripes III, Stripes IV, Stripes Secondary Holdings, Stripes GP III, Stripes GP IV, Stripes Secondary Holdings GP, Stripes Holdings and Kenneth A. Fox certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

STRIPES III, LP

By: Stripes GP III, LLC; its general partner

By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

STRIPES IV, LP

By: Stripes GP IV, LLC; its general partner

By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

STRIPES SECONDARY HOLDINGS I, LP

By: Stripes Secondary Holdings GP I, LLC; its general partner

By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

STRIPES GP III, LLC

By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

STRIPES GP IV, LLC

By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

CUSIP No. 682189105	13G	Page 15 of 15

STRIPES SECONDARY HOLDINGS GP I, LLC

By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

STRIPES HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

/s/ Kenneth A. Fox
Kenneth A. Fox